

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Qiong Jin
Chief Executive Officer
Golden Heaven Group Holdings Ltd.
No. 8 Banhouhaichuan Rd
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001

> **Re: Golden Heaven Group Holdings Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 21, 2022**
> **CIK No. 0001928340**

Dear Ms. Jin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. We note your response to comment 2 and reissue. On your cover page, please provide cross-references to your discussion in the prospectus summary and summary of risk factors where you discuss the risk that, to the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Currently, you only provide cross-references to the risk factors.

2.   We note your response to comment 3 and reissue. On your cover page, please provide cross-references to your discussion in the prospectus summary and summary risk factors where you discuss the limitations on your ability to transfer cash between you and your subsidiaries and investors. Currently, you only provide cross-references to the risk factors.

Financial Statements
Note 3. Restatement, page F-12

3.   We note your response to comment 6 and reissue the comment in part. Please revise your financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7, including disclosing in greater detail the nature of each income statement and cash flow error and disclosing the impact of the cash flow errors on your cash flows related to operating activities, investing activities and financing activities for each period presented.

        You may contact Nasreen Mohammed at 202-551-3773 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Ying Li